Grupo Financiero|Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax:  (5411) 4343-7528
pfirvida@gfgsa.com
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investorelations@gfgsa.com
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www.gfgsa.com
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             GRUPO FINANCIERO GALICIA S.A. WILL CALL A SHAREHOLDERS'
                         MEETING TO INCREASE ITS CAPITAL

Buenos Aires, Argentina, November 25, 2003, Grupo Financiero Galicia S.A. ("Grupo Galicia") (Buenos Aires Stock Exchange / NASDAQ: GGAL) announced today that it intends to call an ordinary and extraordinary shareholders' meeting to increase its share capital.

This capital increase is in connection with the restructuring of the foreign currency debt subject to foreign law of Banco de Galicia y Buenos Aires S.A. (the "Bank"), a 93.59% subsidiary of Grupo Galicia.

The Board of Directors will recommend to its shareholders a capital increase through the issuance of up to 149 million mandatorily convertible preferred shares in exchange for cash or up to US$100 million of nominal value in subordinated debt of the Bank. The mandatorily convertible preferred shares will mandatorily convert into Class B shares of Grupo Galicia on the first anniversary of their issuance. The subscription price will be determined by the Board of Directors within the range of prices that the shareholders will determine.

The Board of Directors highlighted that the capital increase is necessary for the Bank to conclude its debt restructuring successfully.

Grupo Galicia was formed on September 14, 1999 as a financial services holding company organized under the laws of Argentina. Its most significant asset is its interest in the Bank. The main objective of Grupo Galicia is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen the Bank's position as one of the country's leading financial institutions.